Filed by Nuveen Global High Income Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Diversified Currency Opportunities Fund

Commission File No. 811-22018

Nuveen Global Income Opportunities Fund

Commission File No. 811-21893

R1_25992_P56005

Nuveen Diversified Currency Opportunities Fund (JGT)

Nuveen Global Income Opportunities Fund (JGG)

Shareholder Meeting – October 31, 2014

PLEASE VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on important proposals regarding your fund(s). Unless sufficient shareholders vote by October 31, 2014, the date for your fund’s Shareholder Meeting, your fund will not be able to implement these proposals and may incur additional proxy solicitation costs. The Shareholder Meeting will be held on October 31, 2014 at 2:00 p.m. Central Time at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, IL.

YOUR FUND’S BOARD RECOMMENDS YOU VOTE “FOR” EACH OF THE PROPOSALS.

Please vote now to help your fund avoid further adjournments.

THE PROPOSALS HAVE THE SUPPORT OF AN INDEPENDENT,

NATIONALLY-RECOGNIZED PROXY ADVISORY FIRM.

Sophisticated institutional investors often look to independent proxy advisory firms for guidance on how to vote their shares. Your fund’s proposals were reviewed by and received the support of Institutional Shareholder Services Inc. (ISS), widely recognized as one of the leading independent proxy advisory firms in the nation. Hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country rely upon ISS’ recommendations. ISS recommends that its clients vote “FOR” each of the proposals contained in the Joint Proxy Statement/Prospectus.

SHAREHOLDERS ARE URGED TO VOTE NOW ON THIS IMPORTANT MATTER REGARDING THEIR FUND.

It’s extremely important that you participate in the management of your investment by voting. Please take a few moments to review the information in the Joint Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Joint Proxy Statement/Prospectus at http://www.nuveenproxy.com/Closed-End-Fund-Proxy-Information.

Based on information provided by Nuveen, each Target Fund’s Board believes that the Mergers may benefit such Fund’s shareholders in a number of ways, including, among other things:

• Improved Secondary Market Trading. The proposed restructuring seeks to foster more consistent long-term demand for the combined fund’s common shares and narrow trading discounts relative to net asset value by implementing a broader, more understandable investment mandate that offers enhanced performance potential within a well-established market segment. The greater share volume of the combined fund is expected to result in increased liquidity and reduced trading costs.

• Higher Distribution Potential. The combined fund’s global high income investment mandate and adoption of a monthly, income-only distribution policy is expected to offer the opportunity for a higher annual distribution rate over time.

• Fee and Expense Savings. The combined fund’s larger asset base is expected to result inincreased economies of scale and the potential for fund operating fee and expense savings over time (exclusive of leverage).

1.	VOTE ONLINE - Log on to the website listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.
2.

VOTE BY TOUCH-TONE TELEPHONE - Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL - Complete, sign and date the enclosed proxy card(s), then return them in the enclosed postage paid envelope.

If you have any questions regarding the proposals, or need assistance with voting, you may call the proxy soliciting agent at 866-209-5784 to speak with one of the representatives who can assist you. Representatives are available Monday through Friday between 9:00 a.m. and 11:00 p.m. ET and on Saturday from 12:00 p.m. to 6:00 p.m. ET.

Thank you for your prompt attention to this matter.